EXHIBIT 99.7

WAUWATOSA SAVINGS BANK
11200 West Plank Court
Wauwatosa, Wisconsin 53226
(414) 761-1000

NOTICE OF SPECIAL MEETING OF MEMBERS
To be held on ___________, 2005

     WE HEREBY GIVE NOTICE that a special meeting of the members of Wauwatosa Savings Bank will be held at the ___located at ___, ___, Wisconsin, on ___, 2005, at ___:00 a.m. central time, to consider and vote upon:

1.	The approval of the Plan of Reorganization From Mutual Savings Bank to Mutual Holding Company, as amended (the “Plan of Reorganization”), which provides for a series of transactions, including: (i) Wauwatosa Savings Bank reorganizing into the mutual holding company form of organization as a wholly owned Wisconsin stock savings bank subsidiary of “Wauwatosa Holdings, Inc.,” a new Wisconsin-incorporated mid-tier holding company (“Wauwatosa Holdings”), which mid-tier holding company will be a majority-owned subsidiary of “Lamplighter Financial, MHC,” a new Wisconsin incorporated mutual holding company; (ii) Wauwatosa Holdings issuing approximately 68.35% of its common stock to Lamplighter Financial, MHC; (iii) Wauwatosa Holdings concurrently selling in a subscription offering and, if necessary, a community offering, 30% of its common stock; and (iv) Wauwatosa Holdings issuing approximately 1.65% of its common stock as a contribution to the Waukesha County Community Foundation, Inc., a public charitable foundation. Approval of the Plan of Reorganization will also approve the Articles of Incorporation and Bylaws for Wauwatosa Savings Bank, Wauwatosa Holdings, Lamplighter Financial, MHC, and the interim banks formed for purposes of the reorganization.

2.	The approval of the provisions in the Plan of Reorganization pursuant to which Wauwatosa Holdings will issue as a contribution approximately 1.65% of the shares of its common stock to the Waukesha County Community Foundation, Inc.

3.	The approval of a proposal for an adjournment of the special meeting if needed to permit further solicitation of proxies, if there are insufficient votes at the time of the special meeting to approve the Reorganization and the contribution to the charitable foundation.

4.	Such other business as may properly come before the special meeting or any adjournment. Except with respect to procedural matters incident to the conduct of the meeting, management is not aware of any other such business.

The board of directors has fixed the close of business on ___, 2005, as the record date for the determination of members entitled to notice of and to vote at the special meeting. Only those depositors of Wauwatosa Savings Bank of record as of the close of business on that date who continue to be depositors on the date of the special meeting will be entitled to vote at the special meeting or at any such adjournment.

     The following proxy statement and the accompanying prospectus contain a more detailed description of Wauwatosa Savings Bank, Wauwatosa Holdings, Inc., Lamplighter Financial, MHC, Waukesha County Community Foundation, Inc. and the proposed reorganization.

BY ORDER OF THE BOARD OF DIRECTORS

Donald J. Stephens
President and Chief Executive Officer

Wauwatosa, Wisconsin
___, 2005

Important: Please sign, date and promptly return each proxy card you receive. They are not duplicates. This will assure that your vote will be counted if you are unable to attend the special meeting but will not prevent you from attending the special meeting and voting in person. You may revoke your proxy by written instrument delivered to the secretary of Wauwatosa Savings Bank at any time prior to or at the special meeting, by submitting a later dated proxy or by attending the special meeting and giving the secretary of the meeting notice of your presence and intention to vote at the meeting.

Wauwatosa Savings Bank may not use any proxies executed prior to the date of the enclosed proxy statement to vote for the Plan of Reorganization. Therefore, the failure of a member to return an executed proxy will have the effect of a vote against the Plan of Reorganization.

THE BOARD OF DIRECTORS OF WAUWATOSA SAVINGS BANK UNANIMOUSLY
RECOMMENDS THAT YOU VOTE FOR THE PLAN OF REORGANIZATION.

*   *   *

PLEASE PROMPTLY SIGN AND RETURN ALL OF THE
ENCLOSED PROXY CARD(S) IN THE
POSTAGE-PAID ENVELOPE PROVIDED.

IF YOU HAVE ANY QUESTIONS, PLEASE CALL US AT _________________, OR VISIT OUR STOCK
INFORMATION CENTER LOCATED AT 11200 WEST PLANK COURT, WAUWATOSA,
WISCONSIN, FROM 8:00 A.M. TO 5:00 P.M. CENTRAL TIME, MONDAY THROUGH FRIDAY.

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WAUWATOSA SAVINGS BANK
11200 West Plank Court
Wauwatosa, Wisconsin 53226
(414) 761-1000

PROXY STATEMENT

SPECIAL MEETING OF MEMBERS
To be Held on ___________, 2005

INTRODUCTION

     This proxy statement, together with the accompanying prospectus of Wauwatosa Holdings, Inc., is being furnished to depositors of Wauwatosa Savings Bank as of the close of business on ___, 2005 in connection with the solicitation by the Board of Directors of proxies to be voted at the special meeting of depositors of Wauwatosa Savings Bank, and at any adjournments. The special meeting will be held on___, 2005, at the ___located at ___, ___, Wisconsin ___at ___a.m., central time. This proxy statement and related materials are first being mailed to depositors on or about ___, 2005.

     The Board of Directors of Wauwatosa Savings has adopted a Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company, as amended, which is subject to the approval of Wauwatosa Savings’ depositors, the Wisconsin Department of Financial Institutions, and the Federal Deposit Insurance Corporation. Under the Plan of Reorganization, Wauwatosa Savings will be reorganized into a mutual holding company structure whereby Wauwatosa Savings will become a Wisconsin-incorporated stock savings bank which will be wholly owned by Wauwatosa Holdings, a Wisconsin corporation, which in turn will be a majority-owned subsidiary of Lamplighter Financial, MHC, a Wisconsin mutual holding company. Concurrently with the reorganization, Wauwatosa Holdings will issue approximately 68.35% of its common stock to Lamplighter Financial, MHC, 30% of its common stock in a subscription offering and, if necessary, a community offering, and approximately 1.65% of its common stock as a contribution to the Waukesha County Community Foundation, a public charitable foundation. The Plan of Reorganization also provides that substantially all of the assets and all of the liabilities, including the deposit accounts, of Wauwatosa Savings in its mutual form will become assets and liabilities of Wauwatosa Savings in its stock form following the reorganization.

RECOMMENDATION OF MANAGEMENT

     The Board of Directors of Wauwatosa Savings has determined that the reorganization is in the best interests of Wauwatosa Savings, its customers and the communities that it serves and recommends that you vote FOR the Plan of Reorganization and the matters that it contemplates. A vote in favor of the Plan of Reorganization will not obligate you, or anyone else, to purchase Wauwatosa Holdings common stock in the stock offering. Your decision whether or not to purchase is separate and independent of your vote. The Reorganization will not affect the balance, interest rate or FDIC insurance of any deposit account or the interest rate or other terms of any loan with Wauwatosa Savings.

     The Board of Directors unanimously approved the Plan of Reorganization.

     Certain officers and directors of Wauwatosa Savings may receive awards under various employee stock benefit plans implemented at the time of the reorganization or which are proposed to be implemented shortly thereafter. See the section entitled “MANAGEMENT” in the accompanying prospectus. Accordingly, these officers and directors may benefit personally from approval of the reorganization.

VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

     Pursuant to the laws of the State of Wisconsin, the members of Wauwatosa Savings must approve the Plan of Reorganization by a majority of all votes entitled to be cast by the members. In addition, the FDIC requires that the members of Wauwatosa Savings separately approve the contribution of Wauwatosa Holdings common stock to the charitable foundation by a majority of all votes entitled to be cast by the members. In order to comply with the Wisconsin and FDIC voting requirements, the Plan of Reorganization provides depositors with the right to vote upon the Reorganization and the stock contribution to the charitable foundation.

     The Federal Deposit Insurance Corporation (FDIC) and the Wisconsin Department of Financial Institutions (WDFI) have approved the Plan of Reorganization, subject to depositor approval of the Plan of Reorganization and certain other conditions. Regulatory approval does not mean that the FDIC or the WDFI recommends or endorses the Plan of Reorganization or any of its provisions.

     Each person who was a depositor of Wauwatosa Savings Bank on ___, 2005, the voting record date, who had an aggregate balance of not less than $100.00 in his or her deposit accounts in Wauwatosa Savings Bank on the voting record date, and who continues to be a depositor through the special meeting will be entitled to vote on the Plan of Reorganization. Each vote with respect to the Plan of Reorganization will also constitute a vote on the proposed articles of incorporation and bylaws for Wauwatosa Savings Bank, Wauwatosa Holdings, and Lamplighter Financial, MHC following the reorganization and all of the intermediate steps necessary to achieve the proposed mutual holding company structure as more fully described below and in the prospectus.

     At the special meeting, each eligible depositor will be entitled to cast one vote for each $100, or fraction thereof, of the aggregate withdrawal value of all of his or her deposit accounts in Wauwatosa Savings Bank as of the ___, 2005 voting record date on the item to be considered. (For example, a depositor with $935 on deposit at Wauwatosa Savings on the voting record date would be entitled to cast 10 votes). One-third of the votes which depositors are entitled to cast must be present in person or by proxy at the special meeting to constitute a quorum for the transaction of business.

     The affirmative vote of a majority of the total outstanding votes entitled to be cast at the special meeting is required for approval of the Plan of Reorganization and the contribution of Wauwatosa Holdings common stock to the charitable foundation. Consequently, not voting or abstaining will have the same effect as voting against the Plan of Reorganization and the charitable contribution. According to Wauwatosa Savings’ records, as of the voting record date, there were ___votes entitled to be cast at the special meeting and ___votes required to approve the Plan of Reorganization and charitable contribution. If there are not sufficient votes for approval of the Plan of Reorganization and charitable contribution at the time of the special meeting, the special meeting may be adjourned to permit further solicitation of proxies.

PROXIES

     The Board of Directors of Wauwatosa Savings is soliciting the proxy which accompanies this proxy statement furnished to depositors for use at the special meeting and any adjournment. Each proxy solicited hereby, if properly executed, duly returned before the special meeting and not revoked prior to or at the special meeting, will be voted at the special meeting in accordance with your instructions as indicated on the proxy. If no contrary instructions are given, the executed proxy will be voted in favor of the Plan of Reorganization, the charitable contribution, and adjournment of the special meeting if insufficient votes are present. If any other matters properly come before the special meeting, the persons named as proxies will vote upon such matters according to their discretion. Except with respect to procedural matters incident to the conduct of the meeting, no additional matters are expected to come before the special meeting.

     Any depositor giving a proxy may revoke it at any time before it is voted by delivering to the secretary of Wauwatosa Savings either a written revocation of the proxy, or a duly executed proxy bearing a later date, or by voting in person at the special meeting. Proxies are being solicited only for use at the special meeting and any and all adjournments, and will not be used for any other meeting.

     Wauwatosa Savings’ officers, directors or other employees may also solicit proxies in person, by telephone or through other forms of communication. They will be reimbursed by Wauwatosa Savings for their expenses incurred in connection with such solicitation, but will not be otherwise reimbursed for such services. In addition, Wauwatosa Savings has retained Keefe, Bruyette & Woods, Inc. to provide proxy solicitation and other services relating to the stock offering and Crowe Chizek and Company LLC to provide vote tabulation services. Wauwatosa Savings’ relationships with Keefe, Bruyette & Woods, Inc. and Crowe Chizek and Company LLC are described more fully in the accompanying prospectus. Wauwatosa Savings will bear all costs associated with proxy solicitation and vote tabulation.

     Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of individual retirement accounts (IRAs) and Keogh trusts established at Wauwatosa Savings, the beneficiary will need to direct the trustee’s vote on the Plan of Reorganization by returning a completed proxy card to Wauwatosa Savings.

     The Board of Directors urges each depositor as of the close of business on ___, 2005 to mark, sign, date, and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible, even if you do not intend to purchase common stock of Wauwatosa Holdings. This will ensure that your vote will be counted.

THE REORGANIZATION AND THE STOCK OFFERING

     This section is a summary of information which we consider material relating to the special meeting and matters being voted on at the special meeting. Because it is a summary, you should also carefully read the more detailed information that we are providing you. The following summary is qualified in its entirety by the more detailed information appearing in Wauwatosa Holdings’ prospectus, dated ___, 2005, which is being delivered herewith. The contents of the prospectus are incorporated herein by reference.

Our Reorganization

     Wauwatosa Savings is reorganizing into the mutual holding company form of organization. As part of the reorganization, we will form Wauwatosa Holdings, a mid-tier stock holding company, and Lamplighter Financial, MHC, a mutual holding company. As part of the transaction, Wauwatosa Savings will convert from a mutual to a stock savings bank. At the conclusion of the reorganization, Wauwatosa Holdings will own all of the stock of Wauwatosa Savings and, in turn, will be partially owned by Lamplighter Financial, MHC.

     The same directors who manage Wauwatosa Savings will manage Wauwatosa Holdings and Lamplighter Financial, MHC. Certain of the officers from Wauwatosa Savings will serve as officers of both Wauwatosa Holdings and Lamplighter Financial, MHC, without additional compensation.

     This chart shows our current ownership structure.

     This chart shows our new ownership structure, which is commonly referred to as the two-tier mutual holding company structure. The new structure reflects completion of the reorganization and the stock offering.

The Holding Companies

     Lamplighter Financial, MHC

     As part of our reorganization, Wauwatosa Savings will organize Lamplighter Financial, MHC as a Wisconsin-chartered mutual savings bank holding company which will be registered as a bank holding company with the Federal Reserve. Following the reorganization, depositors of Wauwatosa Savings will hold membership interests in Lamplighter Financial, MHC. After the completion of the stock offering, Lamplighter Financial, MHC is expected to own 68.35% of Wauwatosa Holdings’ outstanding common stock. So long as Lamplighter Financial, MHC exists, it is required to own a majority of the voting stock of Wauwatosa Holdings. As a result, shareholders other than Lamplighter Financial, MHC will not be able to exercise voting control over most matters put to a vote of shareholders of Wauwatosa Holdings. Lamplighter Financial, MHC, through its Board of Directors, will be able to exercise voting control over most matters put to a vote of shareholders.

     Wauwatosa Holdings, Inc.

     Upon completion of the reorganization and offering, Wauwatosa Holdings will be the Wisconsin-chartered mid-tier stock holding company for Wauwatosa Savings, and will own 100% of the common stock of Wauwatosa Savings. Wauwatosa Holdings will not initially have any significant assets other than the stock of Wauwatosa Savings and the proceeds retained from the stock offering. Wauwatosa Holdings has not engaged, and does not currently intend to engage in any business activity after the offering other than owning the common stock of Wauwatosa Savings and investing in marketable securities.

Business Strategy

     Some highlights of our business strategy to be pursued following the reorganization are as follows:

•	Remaining a Community-Oriented Institution. Our focus will be to retain our essentially mutual, community oriented charter and reinvest the proceeds of the offering consistent with our historical and continued commitment to meet the financial needs of the communities we serve and provide quality personal service to our customers.

•	Continuing Emphasis on Residential Real Estate Lending. We intend to continue our emphasis on the origination of residential real estate loans, especially over four-family loans. Expanded product offerings will help leverage our planned branch network expansion.

•	Expansion within Our Market Area. We plan to expand our branch network in the next few years by adding one to two branches each year within our existing market area, defined as Milwaukee and Waukesha counties and each of the other six contiguous counties. The additional capital raised in the offering will provide support for this growth.

•	Maintaining High Asset Quality. We have emphasized maintaining strong asset quality by following conservative underwriting criteria, and by exclusively originating loans secured by real estate in relatively favorable economic and real estate market conditions.

     For a more detailed description of our products and services and our business strategy, see the sections entitled “BUSINESS OF WAUWATOSA SAVINGS BANK” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Business Strategy” in the accompanying prospectus.

The Plan of Reorganization and Minority Stock Issuance

     The Board of Directors of Wauwatosa Savings adopted the Plan of Reorganization, including the Stock Issuance Plan, on May 17, 2005, as amended on June 3, 2005, under which: (i) Wauwatosa Holdings and Lamplighter Financial, MHC will be formed and (ii) Wauwatosa Holdings will issue a minority of its capital stock to persons other than Lamplighter Financial, MHC as described more fully below. Upon completion of the reorganization, Wauwatosa Holdings will own 100% of the common stock of Wauwatosa Savings. Lamplighter Financial, MHC will own a majority of the shares and will have control of Wauwatosa Holdings. Wauwatosa Savings, Wauwatosa Holdings, and Lamplighter Financial, MHC will all be Wisconsin chartered.

     Specifically, the reorganization will involve the following steps:

(i)	Wauwatosa Savings will form a wholly owned Wisconsin stock savings bank called Wauwatosa Interim 1 Stock Savings Bank (“Interim 1”).

(ii)	Interim 1 will form two wholly owned subsidiaries. One will be a Wisconsin stock savings bank named Wauwatosa Interim 2 Stock Savings Bank (“Interim 2). The other will be a Wisconsin stock business corporation, Wauwatosa Holdings, Inc.

(iii)	The following transactions will then occur substantially contemporaneously:

(1)	Wauwatosa Savings will convert to a Wisconsin stock savings bank (the Stock Bank”) and adopt articles and bylaws appropriate for a Wisconsin stock savings bank;

(2)	Interim 1 will convert from a stock savings bank to a Wisconsin mutual holding company, cancel its outstanding stock, adopt a charter and bylaws appropriate for a Wisconsin mutual holding company and change its name to Lamplighter Financial, MHC;

(3)	Interim 2 will merge with and into the Stock Bank with Stock Bank surviving as a wholly owned subsidiary of Lamplighter Financial, MHC and the depositors of Stock Bank will exchange the shares of Stock Bank common stock constructively received in the conversion for membership interests in Lamplighter Financial, MHC. The depositors’ membership interests in Lamplighter Financial, MHC will continue for as long as they maintain deposit accounts at Stock Bank. The name of the Stock Bank will remain Wauwatosa Savings Bank; and

(4)	Lamplighter Financial, MHC will transfer all of the stock of Stock Bank to Wauwatosa Holdings, in exchange for voting stock of Wauwatosa Holdings, making the Stock Bank a wholly owned direct subsidiary of Wauwatosa Holdings and an indirect subsidiary of Lamplighter Financial, MHC.

(iv)	The deposit accounts of the members of Wauwatosa Savings will remain deposit accounts of Stock Bank.

(v)	Finally, Wauwatosa Holdings will issue stock in its initial public offering according to the Stock Issuance Plan. However, Lamplighter Financial, MHC will at all times continue to hold at least a majority of stock of Wauwatosa Holdings for so long as Lamplighter Financial, MHC is in existence.

The Stock Offering

     State and federal law require that Lamplighter Financial, MHC own a majority of the outstanding shares of common stock of Wauwatosa Holdings. Accordingly, the shares that Wauwatosa Holdings is permitted to sell in the stock offering must represent a minority of its outstanding shares of common stock. Based on these restrictions, Wauwatosa Savings’ Board of Directors has decided to sell 30% of Wauwatosa Holdings’ outstanding shares of common stock in the stock offering. In addition, Wauwatosa Holdings intends to contribute shares of its common stock, equal to 1.65% of the shares outstanding following the offering, to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, a local charitable foundation. The remaining 68.35% will be issued to and held by Lamplighter Financial, MHC.

     Lamplighter Financial, MHC has no plans, understandings or agreements, whether written or oral, to sell or otherwise dispose of its majority ownership interest in the common stock of Wauwatosa Holdings. However, Lamplighter Financial, MHC may convert to stock form in the future by offering its interest in Wauwatosa Holdings for sale to depositors and others in a subscription and community offering. Lamplighter Financial, however, has no plans to convert to stock form.

Reasons for the Reorganization and the Stock Offering

     The primary reasons for the reorganization and our decision to conduct the offering are to: (1) change our form of organization into a stock form, which will provide us with greater operating flexibility and allow us to better compete with other financial institutions; (2) increase our capital to support future growth and profitability while remaining within regulatory capital requirements; (3) offer our depositors, employees, management and directors an equity ownership interest in Wauwatosa Holdings and thereby obtain an economic interest in its future success; and (4) retain the characteristics of a mutual organization. The mutual holding company structure will allow our mutual holding company to retain voting control over most decisions to be made by Wauwatosa Holdings shareholders.

     The reorganization and the capital raised in the offering are expected to:

(1)	Help us remain an independent community bank by giving us the financial strength to grow our bank and better enable us to serve our customers in our market area;

(2)	Enable us to increase lending limits and support our emphasis on over four-family real estate lending;

(3)	Provide additional funding to continue the growth of our branch network in our market area;

(4)	Help us retain and attract qualified management through stock-based compensation plans; and

(5)	Enhance our ability to support the communities we serve through the funding of the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation.

Terms of the Offering

     We are offering between 6,502,500 and 8,797,500 shares of common stock of Wauwatosa Holdings to qualified depositors, tax-qualified employee plans, members, officers, directors, and employees of Wauwatosa Savings and to the public to the extent shares remain available. The offering price of the shares of common stock is $10.00 per share.

     The maximum number of shares we sell in the offering may increase by up to 15%, to 10,117,125 shares, as a result of regulatory considerations, strong demand for the shares of common stock in the offering, or positive changes in financial markets in general and with respect to financial institution stocks in particular. Unless the pro forma market value of Wauwatosa Holdings decreases below $216.8 million or increases above $337.2 million, subscribers will not have the opportunity to change or cancel their stock purchase orders.

     Keefe, Bruyette & Woods, Inc., our marketing advisor in connection with the offering, will use its best efforts to assist us in selling the shares of Wauwatosa Holdings’ common stock, but Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares in the offering.

     Wauwatosa Holdings also intends to contribute shares of common stock to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, equal to 5.50% of the total of the shares sold in the offering, representing 1.65% of all shares issued and outstanding after the offering.

Persons Who May Order Stock in the Offering

     We are offering the shares of common stock of Wauwatosa Holdings in a “subscription offering” in the following descending order of priority:

(1)	Depositors who had accounts at Wauwatosa Savings with aggregate balances of at least $50 on April 30, 2004;

(2)	The tax-qualified employee benefit plans of Wauwatosa Savings (including our employee stock ownership plan);

(3)	Depositors who had accounts at Wauwatosa Savings with aggregate balances of at least $50 on ___, 2005 who do not qualify under priority (1) above;

(4)	Depositors on ___, 2005, who do not qualify under priorities (1) or (3) above; and

(5)	Employees, officers and directors of Wauwatosa Savings or Wauwatosa Holdings who do not qualify under one of the previous priorities.

     Our employee stock ownership plan intends to purchase 8% of the total of the shares sold in the offering and those contributed to the charitable foundation if sufficient shares remain following the satisfaction of orders from subscribers in the first category. If insufficient shares remain, our employee stock ownership plan intends to purchase such shares in the open market following the reorganization.

     If any shares of Wauwatosa Holdings common stock remain unsold in the subscription offering, Wauwatosa Holdings will offer such shares for sale in a community offering. Natural persons residing in Milwaukee, Waukesha, Ozaukee, Washington, Dodge, Jefferson, Walworth and Racine Counties, Wisconsin will have a purchase preference in any community offering. Shares also may be offered to the general public. The community offering, if any, may commence concurrently with, during or promptly after, the subscription offering. Wauwatosa Holdings also may offer shares of common stock not purchased in the subscription offering or the community offering through a syndicate of brokers in what is referred to as a syndicated community offering. The syndicated community offering, if necessary, would be managed by Keefe, Bruyette & Woods, Inc. and would commence as soon as practicable after the termination of the subscription offering and would be open to the general public beyond the local community. We have the right to accept or reject, in our sole discretion, any orders received in the community offering and the syndicated community offering.

     To ensure a proper allocation of stock, each eligible account holder must list on his or her stock purchase order form all deposit accounts in which he or she had an ownership interest on the earliest of the three qualifying dates. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation. We will strive to identify your ownership in all accounts, but cannot guarantee that we will identify all accounts in which you have an ownership interest. Our interpretation of the terms and conditions of the Plan of Reorganization and Stock Issuance Plan and of the acceptability of the stock purchase order forms will be final.

Limits on the Amount of Common Stock You May Purchase

     The minimum purchase is 25 shares of common stock. Generally, no individual, or individuals through a single account, may purchase more than $500,000 (50,000 shares of common stock). If any of the following persons purchase shares of common stock, their purchases when combined with your purchases cannot exceed $500,000 (50,000 shares of common stock):

•	Your parents, spouse, sisters, brothers, children, or anyone married to any of these persons, who live in the same house as you;

•	Persons exercising subscription rights through qualifying deposits registered to the same address;

•	Companies, trusts or other entities in which you have a 10% or greater financial interest or hold a management position; or

•	Other persons who may be acting together with you as associates or persons acting in concert.

     A detailed discussion of the limitations on purchases of common stock by an individual and persons acting together is set forth under the caption “THE REORGANIZATION AND STOCK OFFERING—Limitations on Common Stock Purchases” in the accompanying prospectus.

     Subject to regulatory approval, we may increase or decrease the purchase limitations in the offering at any time. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation without regard to these purchase limitations.

How We Determined to Offer Between 6,502,500 Shares and 8,797,500 Shares and the $10.00 Price Per Share

     We decided to offer between 6,502,500 shares and 8,797,500 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by RP Financial, LC, a firm experienced in appraisals of financial institutions. RP Financial is of the opinion that as of July 22, 2005, the estimated pro forma market value of the common stock of Wauwatosa Holdings on a fully converted basis was between $216.8 million and $293.3 million with a midpoint of $255.0 million. The term “fully converted” means that RP Financial assumed that 100% of our common stock had been sold to the public, rather than the 31.65% that will be issued in the offering and contributed to the charitable foundation.

     In preparing its appraisal, RP Financial considered the information contained in the accompanying prospectus, including our consolidated financial statements. RP Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of Wauwatosa Holdings and Wauwatosa Savings and the economic and demographic conditions in Wauwatosa Savings’ existing market area;

•	certain historical, financial and other information relating to Wauwatosa Savings;

•	a comparative evaluation of the operating and financial statistics of Wauwatosa Savings with those of other similarly situated publicly traded savings banks that are in the mutual holding company form of ownership;

•	the aggregate size of the common stock offering;

•	the impact of the stock offering on Wauwatosa Holdings’ consolidated equity and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

     In reviewing the appraisal, our Board of Directors considered the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and our Board of Directors believes that these assumptions were reasonable.

     The Board of Directors determined that the common stock should be sold at $10.00 per share and that 31.65% of the shares of our common stock should be issued in the offering (including the shares issued to the charitable foundation), and 68.35% should be held by Lamplighter Financial, MHC, after giving effect to the contribution of common stock to the charitable foundation. Based on the estimated valuation range and the purchase price, the number of shares of our common stock that will be outstanding upon completion of the stock offering will range from 21,675,000 to 29,325,000 (subject to adjustment to 33,723,750), and the number of shares of our common stock that will be sold in the stock offering will range from 6,502,500 shares to 8,797,500 shares (subject to adjustment to 10,117,125 shares), with a midpoint of 7,650,000 shares. The number of shares that Lamplighter Financial, MHC will own after the offering will range from 14,814,863 shares to 20,043,638 shares (subject to adjustment to 23,050,183 shares). The estimated valuation range may be amended with the approval of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, if required, or if necessitated by subsequent developments in the financial condition of Wauwatosa Savings or market conditions generally.

     The appraisal will be updated before we complete the stock offering. If the pro forma market value of the common stock (including the shares retained by Lamplighter Financial, MHC) at that time is either below $216.8 million or above $337.2 million, then, after consulting with the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, we may: terminate the stock offering and return promptly all funds; extend or hold a new subscription or community offering, or both; establish a new offering range and commence a resolicitation of subscribers; or take such other actions as may be permitted by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. Under such circumstances, we will notify subscribers, who will have the opportunity to reconfirm, modify or rescind your stock purchase order. If you choose to rescind your stock purchase order or fail to affirmatively respond within a specified period of time, your subscription funds will be promptly refunded to you with interest at our regular savings rate. In no event may the stock offering be extended beyond ___ ___, 200_.

Wauwatosa Holdings’ Issuance of Shares of Common Stock to the Charitable Foundation

     To further our responsibility to our local community, Wauwatosa Holdings intends to issue shares of its common stock as a contribution to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation. Wauwatosa Holdings will issue shares of its common stock, ranging from 357,637 shares at the minimum of the valuation range to 556,442 shares at the maximum, as adjusted, of the valuation range, having an initial market value of $3.6 million at the minimum of the valuation range and $5.6 million at the maximum, as adjusted, of the valuation range, to the charitable foundation. Wauwatosa Holdings has no current intent to issue additional shares of common stock or make other contributions to the charitable foundation in the future. As a result of the issuance of shares to the charitable foundation, Wauwatosa Holdings will record an after-tax expense of approximately $2.3 million at the minimum of the valuation range and of approximately $3.5 million at the maximum, as adjusted, of the valuation range, during the quarter in which the stock offering is completed. The Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation is

dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate.

     Contributing shares of common stock to the charitable foundation will:

•	dilute the voting interests of purchasers of shares of our common stock in the offering; and

•	result in an expense, and a reduction in earnings during the quarter in which the offering closes and the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.

     The funding of the charitable foundation has been unanimously approved by the disinterested members of the board of directors of Wauwatosa Savings.

     See the sections entitled “RISK FACTORS—The Issuance of Shares to the Charitable Foundation Will Dilute Your Ownership Interests and Adversely Affect Net Income in 2005,” “COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION,” and “WAUKESHA COUNTY COMMUNITY FOUNDATION, INC.” in the accompanying prospectus for more information regarding our contribution to the charitable foundation.

Our Policy Regarding Dividends

     Following completion of the offering, Wauwatosa Holdings’ Board of Directors will have the authority to declare dividends on its common stock, subject to statutory and regulatory requirements. Wauwatosa Holdings’ Board has not currently considered a policy of paying cash dividends on the common stock. If the Board considers the payment of dividends in the future, which cannot be assured, the payment of dividends will depend upon a number of factors, including the following:

•	regulatory capital requirements,

•	our financial condition and results of operations,

•	tax considerations,

•	statutory and regulatory limitations, and

•	general economic conditions.

     Some holding companies that are chartered by other regulatory agencies waive dividends. As a mutual holding company regulated by the Federal Reserve Board under current Federal Reserve policies, Lamplighter Financial, MHC would be prohibited from waiving dividends declared and paid by Wauwatosa Holdings. If Wauwatosa Holdings pays dividends to its shareholders, it therefore will be required to pay dividends to Lamplighter Financial, MHC. The fact that dividends must be paid to Lamplighter Financial, MHC may act to reduce the level of dividends paid.

Market for the Common Stock

     We anticipate that the common stock sold in the offering will be quoted on the Nasdaq National Market under the symbol “___.” Keefe, Bruyette & Woods, Inc. currently intends to make a market in the shares of common stock, but it is under no obligation to do so.

How We Intend to Use the Proceeds We Raise from the Offering

     Assuming we sell 8,797,500 shares of common stock in the offering, and we generate net proceeds of approximately $85.7 million, we intend to use the net proceeds as follows:

•	Approximately $42.8 million (50% of the net proceeds) will be contributed to Wauwatosa Savings;

•	Approximately $42.8 million (50% of the net proceeds) will be retained by Wauwatosa Holdings; and

•	Of the amount retained by Wauwatosa Holdings, approximately $7.4 million (8.7% of the net proceeds) will be loaned to the employee stock ownership plan to fund its purchase of 8% of the total of the shares sold in the offering and those contributed to the charitable foundation.

Wauwatosa Savings may use the proceeds it receives to expand its banking franchise internally, through expanded branches, or through acquisitions, to make loans, to support new products and services, to purchase securities, and for general corporate purposes. Wauwatosa Holdings may use the proceeds it receives to finance the purchase of common stock in the offering by our employee stock ownership plan, purchase securities, repurchase its securities, acquire other financial institutions or financial services businesses, and for general corporate purposes. For more information on our use of proceeds, please see the section entitled “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” in the accompanying prospectus. Neither Wauwatosa Savings nor Wauwatosa Holdings is considering any specific acquisition transaction at this time.

Our Officers, Directors and Employees Will Receive Additional Compensation and Benefit Programs After the Offering

     We intend to establish an employee stock ownership plan, and we intend to seek shareholder approval to implement a stock option plan and a recognition and retention plan. The Board of Directors of Wauwatosa Savings has adopted an employee stock ownership plan, which will award shares of our common stock to eligible employees primarily based on their compensation. The Board of Directors of Wauwatosa Holdings will, at the completion of the offering, ratify the action to make the employee stock ownership plan loan and to issue the common stock, if available, to the employee stock ownership plan.

     Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation. If our tax-qualified benefit plans are not able to purchase shares in the stock offering because depositors with prior subscription rights have purchased all available shares, our tax-qualified benefit plans intend to make purchases of shares in the open market following completion of the offering.

     In addition to the employee stock ownership plan, we may grant awards under one or more stock benefit plans, including a stock option plan and a recognition and retention plan, in an amount up to 14% of the number of shares of common stock held by persons other than Lamplighter Financial, MHC. The stock option plan and recognition and retention plan cannot be established sooner than six months after the offering and would require the approval of our shareholders by a majority of the votes eligible to be cast (excluding the votes eligible to be cast by Lamplighter Financial, MHC), unless another vote requirement is permitted or required by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The number of options granted or shares awarded under any stock option plan or recognition and retention plan are limited by regulation and may not exceed 10% and 4%, respectively, of the total of the shares sold in the offering and those contributed to the charitable foundation, if such plans are adopted within one year from the date of completion of the offering. If the stock option plan or recognition and retention plan is adopted after one year from the date of the completion of the offering, such plans may be permitted to grant or award a greater number of options and shares of common stock, subject to shareholder approval.

     The employee stock ownership plan and the recognition and retention plan will increase our future compensation costs. We will have to expense the fair value of shares granted under the recognition and retention plan, thereby reducing our earnings. In addition, under newly adopted financial reporting rules, companies such as Wauwatosa Holdings are required to expense the fair value of stock options granted to officers, directors and employees, effective for all fiscal years beginning after June 15, 2005. Based upon the new statement, we will have to expense the fair value of stock options, which will increase our compensation costs. Additionally, shareholders will experience a reduction in their ownership interest if newly issued shares of common stock are used to fund stock options and the recognition and retention plan. For more information on these benefit plans, please see the sections entitled “RISK FACTORS—The Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income” and “MANAGEMENT—Future Stock Benefit Plans” in the accompanying prospectus.

Possible Conversion of Lamplighter Financial, MHC to Stock Form

     In the future, Lamplighter Financial, MHC may convert from a mutual to capital stock form, in a transaction commonly known as a “second step” conversion. In a second step conversion, depositors of Wauwatosa Savings would have subscription rights to purchase common stock of Wauwatosa Holdings or its successor equal to the value of Lamplighter Financial, MHC’s interest in Wauwatosa Holdings, and the public shareholders of Wauwatosa Holdings would be entitled to exchange their shares of common stock for an equal percentage of shares of the stock holding company resulting from the conversion. This percentage may be adjusted to reflect any assets owned by the MHC, and there can be no assurance as to whether or when such a conversion would occur.

     The Board of Directors has no current plan to undertake a second step conversion transaction.

Proposed Stock Purchases by Management

     Wauwatosa Holdings’ directors and executive officers and their associates are expected to seek to purchase approximately 230,200 shares of common stock in the offering, which represents 2.9% of the total shares to be sold in the offering to the public and those contributed to the charitable foundation and 0.9% of the total shares to be outstanding at the midpoint of the offering range. Directors and executive officers will pay the same $10.00 per share price paid by all other persons who purchase shares in the offering. These shares will be counted in determining whether the minimum of the range of the offering is reached.

HOW TO OBTAIN ADDITIONAL INFORMATION

     The prospectus, being delivered along with this proxy statement, also can help you evaluate the Plan of Reorganization. It contains, among other things, audited consolidated financial statements of Wauwatosa Savings for the past three years; management’s discussion and analysis of Wauwatosa Savings’ financial condition and operations; a description of Wauwatosa Savings’ lending, savings, investment and borrowing activities; compensation and other benefits provided to directors and officers of Wauwatosa Savings; and additional information about Wauwatosa Savings, Wauwatosa Holdings, Lamplighter Financial, MHC, the reorganization, and the stock offering.

     Wauwatosa Savings has filed an application with the FDIC for approval to reorganize from a mutual savings bank to the mutual holding company form of organization and to offer and sell stock to certain depositors of Wauwatosa Savings and certain members of the general public in a subscription and community offering. Pursuant to the rules and regulations of the FDIC, this proxy statement and the prospectus may omit certain information contained in such application. The application may be inspected at the Federal Deposit Insurance Corporation, 500 West Monroe Street, Suite 3300, Chicago Illinois 60661. Wauwatosa Savings has also filed its Plan of Reorganization with the Wisconsin Department of Financial Institutions pursuant to which it will reorganize into the mutual holding company form and issue stock in accordance with the terms of the Plan of Reorganization and a related Stock Issuance Plan. This proxy statement and the prospectus may omit certain information contained in such application. The application may be inspected at the principal office of the Wisconsin Department of Financial Institutions located at 345 W. Washington Avenue, Madison, Wisconsin 53703.

     Wauwatosa Holdings has filed with the SEC a registration statement on Form S-1 (File No. 333-125715) under the Securities Act of 1933 with respect to the common stock being offered in the reorganization. This proxy statement and the prospectus do not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained at prescribed rates from the Public Reference Section of the SEC at the same address. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. In addition, the SEC maintains a web site that contains registration statements and other reports regarding registrants that file electronically with the SEC (such as Wauwatosa Holdings). The address of the SEC’s web site is http://www.sec.gov. The statements contained in the prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

     Copies of the Plan of Reorganization, and other documents which are exhibits to the Plan of Reorganization, are available for inspection at the offices of Wauwatosa Savings and may be obtained by telephoning us at (414) ___or visiting the Stock Information Center located at 11200 West Plank Court, Wauwatosa, Wisconsin, from 8:00 a.m. to 5:00 p.m. Central Time, Monday through Friday.

     YOUR VOTE IS VERY IMPORTANT TO US. Please take a moment now to complete and return your proxy card in the postage-paid envelope provided. You may still attend the special meeting and vote in person even though you have voted your proxy. Not voting will have the same effect as voting against the Plan of Reorganization.

     IMPORTANT: YOU MAY HAVE RECEIVED MORE THAN ONE PROXY CARD. THEY ARE NOT DUPLICATES. PLEASE SIGN, DATE AND PROMPTLY RETURN EACH PROXY CARD YOU RECEIVE.

     THIS PROXY STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY STOCK. THE OFFER WILL BE MADE ONLY BY THE PROSPECTUS.

     THE SHARES OF COMMON STOCK OFFERED IN THE OFFERING ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND

ARE NOT FEDERALLY INSURED OR GUARANTEED.

WAUWATOSA SAVINGS BANK
Special Meeting of the Members

REVOCABLE PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT AND BOARD OF DIRECTORS OF WAUWATOSA SAVINGS BANK.

The undersigned hereby appoints Barbara J. Coutley, Richard C. Larson, and Donald J. Stephens as proxy, with full power of substitution, to represent and vote, as designated below, all membership interests that the undersigned is entitled to vote at the Special Meeting of the Members of Wauwatosa Savings Bank to be held at the ___located at ___at ___:00 a.m. central time on ___, ___, 2005, or at any adjournment thereof, with respect to the matters set forth below and described in the Notice of Special Meeting and Proxy Statement, dated ___, 2005, receipt of which is hereby acknowledged.

DATED:                                                            , 2005

(Please sign exactly as your name appears hereon. If the account is held by more than one person, please have all parties sign. Persons signing as executors, administrators, trustees or in similar capacities should so indicate.)

* * * * *

This proxy, when properly executed, will be voted in the manner specified by the member. Please circle your choice.

IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, and 3.

(1)	A proposal to approve the Plan of Reorganization From Mutual Savings Bank to Mutual Holding Company, as amended (the “Plan of Reorganization”, or the “Reorganization”), which provides for a series of transactions, including: (i) Wauwatosa Savings Bank reorganizing into the mutual holding company form of organization as a wholly owned Wisconsin stock savings bank subsidiary of “Wauwatosa Holdings, Inc.,” a new Wisconsin-incorporated mid-tier holding company (“Wauwatosa Holdings”), which mid-tier holding company will be a majority owned subsidiary of “Lamplighter Financial, MHC,” a new Wisconsin incorporated mutual holding company; (ii) Wauwatosa Holdings issuing approximately 68.35% of its common stock to Lamplighter Financial, MHC; (iii) Wauwatosa Holdings concurrently selling in a subscription offering and, if necessary, a community offering, 30% of its common stock; and (iv) Wauwatosa Holdings issuing approximately 1.65% of its common stock as a contribution to the Waukesha County Community Foundation, Inc., a public charitable foundation. Approval of the Plan of Reorganization will also approve the proposed Articles of Incorporation and Bylaws for Wauwatosa Savings Bank, Wauwatosa Holdings, and Lamplighter Financial, MHC, and the interim banks formed for purposes of the reorganization.

(circle one) APPROVE DISAPPROVE

(2)	A proposal to approve the provisions in the Plan of Reorganization pursuant to which Wauwatosa Holdings will issue as a contribution approximately 1.65% of the shares of its common stock to the Waukesha County Community Foundation, Inc.

(circle one) APPROVE DISAPPROVE

(3)	A proposal for an adjournment of the special meeting if needed to permit further solicitation of proxies, if there are insufficient votes at the time of the special meeting to approve the Reorganization and the contribution to the charitable foundation.

(circle one) APPROVE DISAPPROVE

(4)	In their discretion, the Board of Directors is authorized to vote on such other matters relating to the conduct of the meeting as may properly come before the Special Meeting or any adjournment thereof. (Management of Wauwatosa Savings Bank is not aware of any other matters.)